StoneCastle Financial Corp.

EXHIBIT TO ITEM 77C

Submission of Matters to a Vote of Security Holders

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of StoneCastle Financial Corp. ("the Company") was held on May 19, 2015 and later reconvened on June 8, 2015 for the purpose of electing Directors of the Company ("Proposal 1") and to approve an Agreement and Plan of Reorganization ("Proposal 2"). Proposal 1 was approved by the Company's Stockholders and the results of the voting are as follows:

Proposal 1: Election of Directors.


                    Voted For          Authority Withheld
Emil Henry          5,949,096          146,078
Joshua Siegel       5,881,224          213,950

Alan Ginsberg, Clara Miller, and George Shilowitz continue to serve in their capacities as Directors of the Company.

Proposal 2 failed to be approved by the Company's Stockholders and the results of the voting are as follows:

Proposal 2: Reorganization.


                    Voted For     Voted Against      Abstain
Reorganization      2,093,545       528,847          74,245